

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2024

Cary Claiborne
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
4870 Sadler Road, Ste 300
Glen Allen, VA 23060

      Re: Adial Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed December 20, 2024
           File No. 333-283968

Dear Cary Claiborne:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Leslie Marlow, Esq.